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May 22, 2023

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ibolya Ignat

Mary Mast

Doris Stacey Gama

Joe McCann

Re:	Jyong Biotech Ltd. Response to the Staff’s Comments on Draft Registration Statement on Form F-1 Submitted March 16, 2023 with CIK No.0001954488

Dear Sir and Madam:

On behalf of our client, Jyong Biotech Ltd., a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 15, 2023 on the Company’s Draft Registration Statement on Form F-1 previously submitted on March 16, 2023 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 1 to its draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Revised Draft Registration Statement on Form F-1

Prospectus Summary

Overview, page 1

1.	We note your disclosure that you submitted a new drug application (NDA) to FDA in December 2021. It is not appropriate to assume that FDA will approve this NDA. Accordingly, please revise to remove your disclosures that you are “commercial-ready” and “near commercialization.” Similarly revise the disclosure indicating that you have “successfully developed a series of drug candidates.”

In response to the Staff’s comments, the Company has revised the disclosure globally throughout the Revised Draft Registration Statement in accordance with the Staff’s instructions.

2.	In your pipeline table, we note that the arrows for your new drug (plant derived) IC are drawn to the end of the pre-clinical column on page 1 and on page 97 the arrows pass the pre-clinical stage and enter phase I. However, your disclosure in the prospectus and business section indicates that the pre-clinical portion of the clinical trial for this new drug is still ongoing. Please shorten the arrows in the pipeline table on page 1 and 97 to match the current status of the IC drug.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 1 and 96 in accordance with the Staff’s instructions.

3.	Please revise the pipeline table to identify the indications for each of the three product candidates. Also, tell us why the IC drug candidate shows both US and Taiwan given your disclosure on page 101 that Phase 1 trials are expected to be conducted in Taiwan.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 1 and 96 in accordance with the Staff’s instructions. In addition, the Company respectfully advised the Staff that it will conduct both Phase I and Phase II studies in Taiwan and if the outcome of Phase II is significant, it will conduct Phase III trial in both Taiwan and US.

4.	With a view to disclosure, please tell us whether MCS-2 and PCP are the same drug. In this regard, we note that you appear to present the same Phase 1 data for both candidates on pages 104 and 110.

In response to the Staff’s comments, the Company respectfully submits that MCS-2 and PCP contain the same drug substances, however, they are different drug candidates or products developed for different indications. MCS-2 and PCP would share the same data for Phase I clinical trials (pharmacokinetics/dedicated drug-drug interaction study on healthy volunteers). However, their data derived from Phase II and Phase III clinical trials on patients as well as their NDAs would be different.

5.	We note your disclosure on pages 1-2 that MCS-2 has a powerful antioxidant capacity and can reduce inflammatory cytokines. We also note your disclosure on page 2 that it takes effect by reducing oxidative stress and inflammation and has a dose response effect. Please tell whether each of these performance claims is supported by the disclosures presented in your Business section.

In response to the Staff’s comments, the Company respectfully submits that MCS-2’s capacity of reducing oxidative stress and inflammation is supported by disclosures in our Business section. Please see “Business – Our Drug Candidates – MCS-2 – Mechanism of Action” on pages 102 and 103 for details. The Company has also strengthened the disclosure in the Revised Draft Registration Statement on pages 101 and 102 in accordance with the Staff’s instructions.

6.	Please revise to explain briefly the term “I-PSS” and provide a more detailed description in the Business section. Also, explain the term “bespoke” at first use.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 97 and 100 in accordance with the Staff’s instructions.

7.	Please revise your disclosure on page 2 to clarify the status of your NDA. We note your disclosure that you submitted the application in December 2021; however, it is not clear if or when FDA accepted this application. Also, if known, explain why the application remains pending beyond the ten-month period referenced on page 124.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 2, 75, 77, 96, 98 and 101 in accordance with the Staff’s instructions. The Company also respectfully explains that one of the patented medical-grade active pharmaceutical ingredients used in MCS-2 was in short supply due to the COVID-19, therefore, it has been conducting all requisite trials using another patented medical-grade active pharmaceutical ingredient as a replacement. The Company would submit related data to FDA for review in 2024 and expect to obtain approval for MCS-2 in 2025.

Risk Factor Summary, page 7

8.	We note that your summary risk factors are five pages in length. Please limit your summary risk factors to no more than two pages that summarize the principal factors that make an investment in the registrant or offering speculative or risky. Refer to Item 105(b) of Regulation S-K for guidance.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 7, 8 and 9 in accordance with the Staff’s instructions.

Risks Related to Our Business and Industry, page 9

9.	You include a risk factor summary stating that you have been involved in legal proceedings in the ordinary course of your business. Please amend here and the header on page 30 to clarify, if true, that you are involved in active legal proceedings.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 8 and 28 in accordance with the Staff’s instructions.

If we encounter delays..., page 19

10.	We note your disclosure that you have experienced enrollment delays. Please revise to identify which trial or trials have been delayed and whether the delay or delays persist.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 17 in accordance with the Staff’s instructions.

Use of Proceeds, page 68

11.	Please revise to disclose how the proceeds will be allocated across the three drug candidates. In this regard, we note your disclosure on page 18 that all of your key drug candidates are still in development.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 66 in accordance with the Staff’s instructions.

Enforcement of Civil Liabilities, page 73

12.	Please provide Conyers Dill & Pearman’s consent for the disclosure concerning statutory enforcement in the Cayman Islands.

In response to the Staff’s comments, the Company respectfully submits that it will provide Opinion of Conyers Dill & Pearman in due course which would include a statement that “we hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm under the captions ‘Enforcement of Civil Liabilities’ and ‘Legal Matters’ in the prospectus forming a part of the Registration Statement.”

Management’s Discussion and Analysis..., page 77

13.	We note disclosures on pages 77, 97 and 98 comparing the safety and efficacy of your MCS-2 candidate to other drugs that have reached commercialization. Please note that you do not have a basis to compare your candidate to other products or third party product candidates unless you have conducted head to head trials. Please revise your registration statement accordingly.

In response to the Staff’s comments, the Company has removed relevant disclosures throughout the Revised Draft Registration Statement in accordance with the Staff’s instructions.

Industry Overview

Benign Prostatic Hyperplasia, page 93

14.	The table on page 93 shows a comparison of the commonly used BPH drugs and MCS-2. Please revise the table to reflect, if true, that FDA and/or comparable regulatory bodies have approved each of the five competitive products and that MCS-2 has not been similarly approved. Also, tell us why your table does not reflect any “typical side effects” given the AEs reflected in your clinical trials discussion on pages 104-108. Please amend the graph to similarly include the molecular formula for MCS-2, and identify the first line drugs referenced in the pros section for MCS-2.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 91 and 92 in accordance with the Staff’s instructions.

Prostate Cancer Prevention, page 94

15.	Please revise to provide support for the statement that Chinese herbal medicine treatment for prostate cancer can achieve a better therapeutic effect.

In response to the Staff’s comments, the Company has removed the relevant statement in the Revised Draft Registration Statement on page 93 in accordance with the Staff’s instructions.

Business

Overview, page 97

16.	You make several assertions regarding the safety and efficacy of your product candidates MCS-2 and PCP. Safety and efficacy determinations are solely within the authority of the FDA or applicable foreign regulator. You may present clinical trial end points and objective data resulting from trials without concluding efficacy and you may state that your product candidate is well tolerated, if accurate. Please revise or remove statements/inferences throughout your prospectus that your product candidate is safe and/or effective. For instance, and without limitation, we note the following statements about your drug candidates:

●	“It is a new drug developed with clinical safety and sustained efficacy.” page 1

●	“Phase 1 clinical trials have indicated reliable efficacy and favorable safety profile.” page 2

●	“Superior new drug candidate...with promising efficacy and safety.” page 2

●	“Excellent safety profile”; “can be used alone or in combination with existing firstline drugs to produce synergistic effects.”

In response to the Staff’s comments, the Company has revised the disclosure globally throughout the Revised Draft Registration Statement in accordance with the Staff’s instructions.

17.	We note your references on pages 97 and 98 to the presence of medical-grade active pharmaceutical ingredients in your two lead candidates. Please revise to identify these ingredients and/or the applicable plant.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 1, 2, 75, 76, 96 and 97 in accordance with the Staff’s instructions.

Our Strategies, page 101

18.	We note your disclosure concerning received as of June 30, 2022 relating to distribution and licensing rights of MCS-2. Please update your disclosures to clarify the current status of these offers and/or overtures.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 100 and 101 in accordance with the Staff’s instructions.

Clinical Data, page 104

19.	We note your disclosure on page 122 indicating that clinical trials are typically conducted in sequential order beginning with a Phase 1 trial. Please revise to discuss the timing and sequencing of your MCS-2 trials. In this regard, we note that the Phase 2 trials took place in the 2004-2006 timeframe and your Phase 3 trials appear to have taken place in the 2009-2011 timeframe. As such please explain why the Phase 1 trials occurred several years later in the 2015-2017 timeframes . Also, discuss the timing of the NDA filing relative to when the clinical trials were completed.

In response to the Staff’s comments, the Company respectfully submits that the Phase I trial was completed per FDA’s requirements and FDA did not require the Company to complete Phase I, Phase II and Phase III trials in sequential order. [Company to confirm] In addition, the Company respectfully submits that since US FDA issued a new statistical analysis standard in December 2016, it has to retain an outsourcing statistical team to re-create its study data tabulation model, study data reviewer’s guide, analysis data model database as well as analysis data reviewer’s guide for its Phase III studies and evaluation of integrated safety and efficacy, in order to match with FDA’s electronic submission system, resulting in a delay in its NDA submission in 2021.

20.	Please disclose where the Phase 1 studies were conducted.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 103 in accordance with the Staff’s instructions.

21.	We note your disclosure describing multiple clinical trials for MCS-2 and PCP. Please revise the disclosure to provide p-values and conclusions as to the statistical significance of all primary and, if applicable, secondary endpoints. If no statistical analysis was performed, please disclose this point.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 106 and 111 in accordance with the Staff’s instructions.

22.	We note the references to “efficacy” and “efficacy data” in the Phase 1 discussion. Please tell us your basis for using these terms in presenting these Phase 1 results. In this regard, it is not clear that a higher concentration of the active ingredient in patient serum relates to efficacy. Also, tell us your basis for concluding that coadministration of MCS-2 would not affect the efficacy of midazolam and bupropion solely based on the lack of significant differences in the concentration levels of these two drugs. For instance, please tell us whether I-PSS was assessed in your clinical drug-drug interaction study.

In response to the Staff’s comments, the Company respectfully submits that the drug-drug interaction study in Phase I trials were conducted to assess the effect of MCS-2 on the pharmacokinetics profile of midazolam and bupropion on healthy male volunteers and I-PSS was not assessed in such study. In addition, the study results in our Phase II and Phase III clinical trials on patient indicated the higher serum concentration of the active ingredients as well as the improvement in I-PSS level, which illustrated the efficacy of MCS-2.

Clinical Drug-Drug Interaction, page 104

23.	You state that in the study of clinical drug-drug interaction of MCS-2 the total and peak exposure of bupropion, midazolam, and their measured metabolites were not significantly altered after multiple daily doses of MCS-2. Please expand to discuss bupropion and midazolam and the significance of your results in this study as well as the clinical drug interaction study of PCP on page 110. In this regard, please clarify what indication or indications are treated with bupropion and/or midazolam.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 104 and 111 in accordance with the Staff’s instructions.

Pharmacokinetics, page 104

24.	We note that you reference a figure that indicates the concentration of active ingredients in the serum used. Please include the referenced figure or list the concentration of active ingredients.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 103 in accordance with the Staff’s instructions.

Phase II Clinical Studies, page 105

25.	Please expand your Phase II and Phase III “Efficacy” sections to present the I-PSS data in addition to the percentage changes that are currently disclosed.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 103 and 105 in accordance with the Staff’s instructions.

Phase III Clinical Studies

Description of Clinical Studies, page 106

26.	Please revise to clarify when these Phase III studies were conducted. In this regard, we note that FDA and TFDA approval dates are disclosed but the timeframes for the trials are not clear.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 104 and 105 in accordance with the Staff’s instructions.

Efficacy, page 107

27.	Please revise to disclose the I-PSS results for the 28 patients who received between 15-30 mg/day.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 107 in accordance with the Staff’s instructions.

Safety, page 108

28.	You state that the most common adverse events reported in phase III clinical trials were gastrointestinal disorders, infections and infestations, musculoskeletal and connective tissue disorders, and investigations, repressing 11.7%, 7.0%, 5.7%, 5.1% of the 545 subjects, respectively. Please amend to clarify whether these adverse events are related or unrelated to MCS-2. If unrelated, please discuss the related AE disclosed in the Phase III Clinical Trial table on page 107.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 107 in accordance with the Staff’s instructions.

29.	Regarding the phase III OLEs, clarify whether the adverse events mentioned were related or unrelated to MCS-2. If unrelated, please discuss the related AEs listed in the table and discuss how you concluded that phase III OLEs has an excellent safety profile after 52 weeks.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 108 in accordance with the Staff’s instructions.

PCP

Anti-inflammatory Activity, page 109

30.	We note you reference a diagram illustrating how IL-6-mediated inflammation can be a therapeutic target for prostate cancer. Please include the diagram or remove such statement.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 110 in accordance with the Staff’s instructions.

Commercialization Strategies, page 112

31.	We refer to your risk factor disclosure on page 14. Please revise to identify and discuss the “other marketing channels” to sell MCS-2.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 12 in accordance with the Staff’s instructions.

32.	Please revise your disclosures on page 112 to discuss your US commercialization and pricing strategies. In this regard, your disclosures in these two sections are limited to your plans for Taiwan.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 112 and 113 in accordance with the Staff’s instructions.

IC

Clinical Data

Preclinical Studies, page 112

33.	In your preclinical studies of IC you note that the particle size distribution is narrow with low polydispersity indicating that a highly homogeneous microemulsion has been successfully prepared. Please define microemulsion and discuss the relevance of the initial findings.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 112 in accordance with the Staff’s instructions.

Taizhou Collaboration Framework Agreement, page 113

34.	Please revise to disclose the term and termination provisions for the 2018 and 2019 agreements and file them as exhibits or advise.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 114 in accordance with the Staff’s instructions. In addition, the Company has filed the two agreements as exhibits.

As updated on the pages specified above, the 2018 Taizhou Agreement and 2019 Taizhou Agreement did not specify their terms and provisions for termination. To further explain, when a contract governed by PRC law does not specify terms and provisions for termination, PRC law provides circumstances where such contract may be terminated.

Specifically, according to Article 562 and 563 of the Civil Code of People’s Republic of China, parties to a contract may reach an agreement to terminate the contract, or agree to a set of circumstances where the contract may be terminated. Alternatively, A party may unilaterally terminate the contract when: 1) force majeure prevents the purpose of the contract to be realized; 2) a party explicitly states or shows via action anticipatory repudiation of the major obligations under the contract; 3) a party delays performance of major obligations, and does not perform within reasonable time after notice; 4) a party delays performance of major obligations or commits other acts of breach, preventing the purpose of the contract to be realized; 5) other circumstances stipulated by law. In case of indefinite contract stipulating continuous performance of obligation, a party may terminate such contract at any time, but shall provide reasonable notice to the other parties.

Intellectual Property

Patents, page 116

35.	We note the table you provided listing all key patents as of the date of this prospectus. Please also include the type of patent protection (i.e. composition of matter, use, or process) and whether the patents have been granted or whether patent applications are pending.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 116 in accordance with the Staff’s instructions.

Employees, page 117

36.	Please update your Employees and Facilities disclosures, which currently reflect the status of your business as of June 2022.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 117 and 118 in accordance with the Staff’s instructions.

Management

Directors and Executive Officers, page 149

37.	We note your descriptions of each executive officer and director. Please revise to describe the business experience during the past five years of each executive officer and director. For instance, we note that the discussion for Dr. Fenglin Hsu does not cover this period. Please refer to Item 401(e)(1) of Regulation S-K.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 150 in accordance with the Staff’s instructions.

7. Leases, page F-16

38.	If material, please disclose the amount related to your land use rights agreement acquired from the Bureau of Natural Resources and Planning in Taizhou, China reported within the Operating right-of-use assets on your balance sheets. Please disclose in the filing the anticipated costs, timing, and funding sources related to the building of your Factory Project.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 73 and F-15 in accordance with the Staff’s instructions.

General

39.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

In response to the Staff’s comments, the Company has not engaged in any written communications with any potential investors as of the date of this response letter. Should any written communications be made in the future, the Company will provide them to the Staff in due course.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:	Yang Ge